VIA EDGAR

December 3, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares Daily Target 3x AI Innovation and Technology, ProShares Daily Target 3x Brazil, ProShares Daily Target 3x CSI 300 China A-Shares, ProShares Daily Target 3x CSI China Internet, ProShares Daily Target 3x Energy, ProShares Daily Target 3x India, ProShares Daily Target 3x Machine Learning and Quantum Computing, ProShares Daily Target 3x Mag7, ProShares Daily Target 3x Mega QQQ, ProShares Daily Target 3x NYSE FANG+, ProShares Daily Target 3x Oil & Gas Exploration & Production, ProShares Daily Target 3x QQQ Equal Weight, ProShares Daily Target 3x Semiconductors, ProShares Daily Target 3x Crude Oil, ProShares Daily Target 3x Gold, ProShares Daily Target 3x Natural Gas and ProShares Daily Target 3x Silver (collectively, the “Funds”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 390 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001193125-25-239165) on October 14, 2025 (“PEA 390”).

The Trust is submitting this application for withdrawal of PEA 390 because it has elected not to proceed with the registration of the Funds. No securities have been sold in connection with PEA 390.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 390 effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary